EXHIBIT 2.10


                            EQUITY PURCHASE AGREEMENT

This Equity Purchase Agreement ("Agreement") is entered into as of the 13th day of August, 1999, by and between Harris Advanced Technology (Malaysia) Sdn. Bhd., a corporation existing under the laws of Malaysia, with a principal place of business at No. 73 Lorong Enggang, Ulu Kelang Free Trade Zone, 54200 Kuala Lumpur, Malaysia ("HAT"), and Harris Airport Systems (M) Sdn. Bhd., a corporation existing under the laws of Malaysia, with its principal place of business at No. 73 Lorong Enggang. Ulu Kelang, Free Trade Zone, 52400 Kuala Lumpur, Malaysia ("HAS").

                                    RECITALS

     A. HAT is the owner of a 100% equity interest in Harris Semiconductor (Suzhou) Co. Ltd., a foreign-owned enterprise under the laws of the People's Republic of China, with its registered office at Lot 73 Lorong Enggang. Ulu Kelang, Free Trade Zone, 52400 Kuala Lumpur, Malaysia (such company, "Suzhou Harris," and such equity interest, the "Suzhou Equity Interest")

     B. HAT and HAS are, directly or indirectly, wholly-owned subsidiaries of Harris Corporation ("Harris"), and Harris desires to reorganize certain of its operations, including the ownership of the Suzhou Equity Interest.

     C. HAT desires to sell the Suzhou Equity Interest to HAS and HAS desires to purchase the Suzhou Equity Interest from HAT.

     NOW, THEREFORE, for, and in consideration of, the covenants, terms, and conditions set forth herein, the parties agree as follows:

1. Purchase and Sale.

     HAT agrees to sell, transfer and deliver to HAS, and HAS agrees to purchase from HAT free of any lien, charge or encumbrance as of the Effective Date of this Agreement, the Suzhou Equity Interest.

2. Consideration.

     HAS shall pay HAT the amount of Malaysian Ringgit 19,000,000 as compensation for the Suzhou Equity Interest.

3. Taxes.

     HAS shall pay any and all stamp taxes, value added taxes, or other taxes, if any, required to be paid on the transfer of equity, other than income taxes on the gain or loss on the transfer of the Suzhou Equity Interest, if any, contemplated by this transaction, whether such taxes are levied in Malaysia, the People's Republic of China or the United States of America.

4. Covenants.

     a. HAS shall take all necessary corporate actions required by Malaysian law to obtain approval by the HAS Board of Directors and the governments of the countries of Malaysia and the People's Republic of China for the transfer of the Suzhou Equity Interest from HAT to HAS.

     b. HAT shall take all necessary corporate actions required by Malaysian law to obtain approval by the HAT Board of Directors and the governments of Malaysia and the People's Republic of China for the transfer of the Suzhou Equity Interest from HAT to HAS.

5. Legal Representatives.

     a. The legal representative of HAS is Richard L. Ballantyne, Director, 1025
W. NASA Boulevard, Melbourne, Florida, U.S.A. Mr. Ballantyne is a citizen of the United States of America.

     b. The legal representative of HAT is Bryan R. Roub, Director, 1025 W. NASA Boulevard, Melbourne, Florida, U.S.A. Mr. Roub is a citizen of the United States of America.

6. Assumption of Obligations.

     From and after the Effective Date, HAS shall assume any and all obligations and liabilities of HAT, which obligations or liabilities HAT is required to perform under the Articles of Association of Suzhou Harris or any contract entered into by Suzhou Harris and accepted or guaranteed by or concurred in, in writing, by HAT in order to conduct the business of Suzhou Harris. From and after the Effective Date, HAS may exercise any rights with respect to Suzhou Harris which could have been exercised prior to the Effective Date by HAT.

7. Limitation of Liabilities.

     IN NO EVENT SHALL ANY PARTY TO THIS AGREEMENT BE LIABLE TO ANY OTHER PARTY, OR TO ANY PARTY CLAIMING UNDER ANY OF THE PARTIES TO THIS AGREEMENT, WHETHER AS A RESULT OF BREACH OF CONTRACT, WARRANTY, TORT (INCLUDING NEGLIGENCE OR OTHERWISE), FAILURE OF A REMEDY TO ACCOMPLISH ITS PURPOSE OR OTHERWISE, FOR SPECIAL, INCIDENTAL, OR CONSEQUENTIAL DAMAGES.

8. Force Majeure.

     No party to this Agreement shall be liable in damages for any delay or default in the performance of all or any of this Agreement, if such delay or default is caused by conditions beyond its control, including, but not limited to: acts of the elements, fires, explosion, floods, or other casualties, governmental restrictions or orders, and inability to obtain necessary government approvals.

9. Effective Date.

     This Agreement shall become effective (the "Effective Date") when (i) this Agreement is approved by the relevant examination and approval authority of the People's Republic of China (the "Authority") and (ii) the approval certificate of Suzhou Harris which reflects the transfer of the Suzhou Equity Interest from HAT to HAS is issued by the Authority.

10. Termination.

     Before the Effective Date, this Agreement shall be terminated by the mutual consent of all the parties, or upon the failure to obtain, within two years from the date of this Agreement, the Authority's approval to this Agreement, or the approval certificate of Suzhou Harris which reflects the transfer of the Suzhou Equity Interest from HAT to HAS.

11. Remedies.

     Any disputes between the parties to this Agreement shall not be submitted to any judicial, arbitral, governmental or semi-governmental body, but shall be decided by the Chairman of the Board and CEO of Harris, whose decision shall be final.

12. Governing Law.

     This Agreement shall be construed in accordance with the laws of the People's Republic of China.

13. Headings.

     The headings in this Agreement are for convenience only and shall have no effect on the interpretation hereof.

14. Entire Agreement.

     The terms and conditions herein shall contain and constitute the entire agreement between the parties, and shall supersede all previous communications, either oral or written, between the parties with respect to the subject matter hereof, and no agreement or understanding, varying or modifying the same, shall be binding upon any other party unless in writing and signed by a duly authorized officer or representative of each party.

15. Governing Language.

     This Agreement shall be executed in the Chinese and English languages. In the event of a conflict between the Chinese and English language versions, the Chinese language version shall prevail.


     IN WITNESS WHEREOF the parties have hereto set their hand as of the date first above written.


Harris Airport Systems                      Harris Advanced Technology
(M) Sdn. Bhd.                               (Malaysia) Sdn. Bhd.



by:  /s/ Richard L. Ballantyne              by:  /s/ Bryan R. Roub
     -------------------------                   ---------------------
     Richard L. Ballantyne                       Bryan R. Roub
its: Director                               its: Director